Exhibit 12
PHILIP MORRIS INTERNATIONAL INC. AND SUBSIDIARIES
Computation of Ratios of Earnings to Fixed Charges
(in millions of dollars)

Three Months Ended March 31, 2015
Earnings before income taxes	$2,596
Add (deduct):
Dividends from less than 50% owned affiliates	—
Fixed charges	334
Interest capitalized, net of amortization	—
Earnings available for fixed charges	$2,930
Fixed charges:
Interest incurred	$306
Portion of rent expense deemed to represent interest factor	28
Fixed charges	$334
Ratio of earnings to fixed charges	8.8

Exhibit 12
PHILIP MORRIS INTERNATIONAL INC. AND SUBSIDIARIES
Computation of Ratios of Earnings to Fixed Charges
(in millions of dollars)

	For the Years Ended December 31,
	2014	2013	2012	2011	2010
Earnings before income taxes	$10,650	$12,542	$13,004	$12,542	$10,332
Add (deduct):
Dividends from less than 50% owned affiliates	107	1	—	—	—
Fixed charges	1,284	1,216	1,115	1,042	1,069
Interest capitalized, net of amortization	1	4	2	(2)	1
Earnings available for fixed charges	$12,042	$13,763	$14,121	$13,582	$11,402
Fixed charges:
Interest incurred	$1,172	$1,105	$1,009	$940	$976
Portion of rent expense deemed to represent interest factor	112	111	106	102	93
Fixed charges	$1,284	$1,216	$1,115	$1,042	$1,069
Ratio of earnings to fixed charges	9.4	11.3	12.7	13.0	10.7